March 7, 2023

Via Edgar

Ms. Jane Park

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.
Amendment No. 11 to Registration Statement on Form F-1
Filed February 24, 2023
File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated March 2, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 11 to Form F-1 filed February 24, 2023

Exhibits

1.	We refer to your filing fee table filed as Exhibit 107 to your registration statement. Please revise your filing fee table to include separate entries for the Underwriters' Warrants and the ordinary shares underlying such warrants.

Response: The Company acknowledges the Staff’s comment and revised the filing fee table, which is being refiled as exhibit 107 to the Amendment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC